Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 333-153952

The following is an edited version of the announcement relating to the unaudited results of CSR plc (“CSR”) for the first quarter ended April 3, 2009.

This is an edited version of CSR’s financial results announcement for Q1 2009, which is available to download at: http://www.csr.com/results

For further information, contact

Alan Woolhouse	David Marsden/Siobhan Gaffan
CSR	EML
+44 1223 692 689	+44 208 408 8000
aw@csr.com	csr@eml.com

CSR plc announces unaudited results for the first quarter ended 3 April 2009

Cambridge, UK –6 May 2009 – CSR (LSE: CSR) today announced its unaudited financial results for the first quarter of 2009. Revenues were in line with guidance at $80.6m reflecting continued weak market demand combined with working through the supply chain of stock already held by customers. Net cash balances were $263 million, consistent with the previous quarter. The quarter saw significant interest in CSR’s latest Connectivity Centre products: BC7830, UF6000 and CSR9000, with a number of design wins expected to boost the company’s market share in handsets beginning in the second half of the year.

CSR is leveraging its strength as a leading supplier in Bluetooth with the ongoing development of its Connectivity Centre portfolio. The CSR9000 Connectivity Centre product was the world’s first device to qualify to the Bluetooth v3.0 high-speed specification and integrates GPS, Wi-Fi and FM around a Bluetooth hub - in the industry's smallest package with excellent performance. CSR's approach makes it easier and more cost effective for OEMs to integrate additional functionality in their products without sacrificing cost, PCB space or performance. By following a strategy of Smart Integration, CSR’s Connectivity Centre products are specifically designed to support multiple radios to ensure best in class coexistence.

The quarter has seen strong performance for CSR in design-win share in the handset market.

CSR’s BlueCore7 family is now in mass production as scheduled. With first shipments to CSR's lead customer expected in the third quarter of 2009 and sampling these products with other tier one customers, CSR expects its market share in handsets to increase in the second half of 2009. Encouragingly CSR has received positive responses due to its industry-leading performance, ultra small die size and favourable cost. CSR is confident that the product range will win significant business across a range of OEMs.

CSR’s most recently launched Connectivity Centre products, CSR9000 (Wi-Fi, Bluetooth, GPS, FM, Bluetooth low energy combo) & UF6000 (the world's smallest 802.11n products), also received extremely positive responses from customers.

UF6026, CSR’s latest Wi-Fi chip which is part of the UF6000 family, is now sampling worldwide and has attracted interest from a number of OEMs. CSR’s UF6000 family is the world’s smallest, low cost solution for embedded 802.11a/b/g and n Wi-Fi, combining high level coexistence and a die size 30% smaller than its competitors single die alternative. At just 16mm2, the UF6000 range enables OEMs to integrate Wi-Fi connectivity into their devices where previously cost was prohibitive.

Particular interest has been shown over the quarter in CSR’s breakthrough Connectivity Centre product CSR9000, which has received a very positive response from customers. CSR9000 provides value to customers through size, performance, cost and functionality and is the perfect embodiment of CSR’s Connectivity Centre strategy. CSR9000 boasts strong performance in key areas such as Wi-Fi throughput and high levels of coexistence, and provides customers with Wi-Fi, Bluetooth, GPS and FM transmit and receive all in a combo offering that takes up only 27mm2 of silicon whilst the company’s main competitor’s alternative is almost 40% larger in silicon area and does not include GPS.

MusiCore has also had its first design-win into a (low volume) handset for a tier one manufacturer, which gives significant validation of CSR’s technology and proof of concept. CSR expects to begin shipping this product during this quarter. MusiCore is the world’s first fully featured single-chip stereo audio processor + Bluetooth for mobile phones and enables up to 100 hours of music playback.

CSR has continued winning the lion’s share of the mono headset business and all of the stereo headset business. In the first quarter CSR has won in excess of 80% of all qualified Bluetooth headset designs and 100% of all stereo Bluetooth headset designs, which underlines CSR’s continued strength in the headset market. The company’s significant and dedicated R&D investment in this sector of the Bluetooth market ensures that the company is able to offer a wide range of superior products at attractive price points to customers.

In non-cellular applications, consumer demand remains weak, but despite this CSR continues to win new sockets and has recently won a Bluetooth ROM slot with a large US PND manufacturer.

Automotive volumes have held up relatively well thus far as manufacturers try to promote sales by the inclusion of optional extras. CSR has by far the largest market share in this segment demonstrating the company’s continued strength in this market.

More generally interest in Bluetooth technology across a wide variety of applications remains strong and CSR believes that the technology will see even greater adoption.

Joep van Beurden, CEO commented

"As expected, the first quarter was a difficult one with the effects of the global economic recession exacerbated by customer de-stocking programmes. Nevertheless, we delivered revenues towards the upper end of our guidance and continued to generate net cash.

"Operationally, we have successfully aligned our cost base to the prevailing market conditions and have achieved more than the $25 million annualised run-rate of savings we announced at our last set of results. At the same time, we have successfully executed our key new product development programmes and established BC7000, UniFi6000 and CSR9000 in the market.

"Our proposed merger with SiRF is on schedule with completion expected in June. Integration planning is advanced and we are confident in achieving our synergy targets.

"With the SiRF merger we will complete a market-leading position in the key technologies that make up the Connectivity Centre. Together with the strength of our design-win performance and the positive customer reactions to our next generation products, we view the future with confidence."

-ends-

About CSR

CSR is the leading global provider of personal wireless technology and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions, based around its silicon platforms, that incorporate fully integrated radio, baseband and microcontroller elements.

CSR’s customers include industry leaders such as Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com

This communication contains “forward-looking statements” that represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with SiRF Acquisition Sub, Inc., a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond our control. Those factors include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and  market a multifunction radio product containing our GPS-based location technology and CSR’s bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of SiRF, CSR and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of SiRF, CSR and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of SiRF, CSR and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of the intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC.

In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger transaction. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended January 2, 2009 and available on its website at (http://www.csr.com/home.php), and information about their ownership of SiRF’s common stock is available on its website. Information about SiRF’s directors and executive officers and other persons who may be participants in the solicitation of proxies from SiRF’s stockholders is set forth in SiRF's annual report on Form 10-K, as amended, for the fiscal year ended December 27, 2008 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July, 3 2008.

A prospectus complying with the Prospectus Rules made by the UK Financial Services Authority will be published and will be available on request from CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH.